Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, April 5, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI : 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 29, 2018 to April 4, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29.03.2018	21,101	45.9517	969,628	BATE
29.03.2018	56,459	45.9525	2,594,432	CHIX
29.03.2018	28,200	45.9531	1,295,876	TRQX
29.03.2018	34,760	45.9507	1,597,246	XPAR
03.04.2018	21,000	46.7914	982,620	BATE
03.04.2018	83,000	46.7918	3,883,716	CHIX
03.04.2018	46,000	46.7927	2,152,466	TRQX
03.04.2018	—	—	—	XPAR
04.04.2018	14,264	46.9449	669,622	BATE
04.04.2018	37,757	46.9438	1,772,458	CHIX
04.04.2018	23,455	46.9435	1,101,059	TRQX
04.04.2018	74,524	46.9644	3,499,972	XPAR

Total	440,520	46.5793	20,519,096

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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